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                              November 4, 2022

       Jonathan Kaufman
       Chief Executive Officer
       Lipella Pharmaceuticals Inc.
       7800 Susquehanna St., Suite 505
       Pittsburgh, PA 15208

                                                        Re: Lipella
Pharmaceuticals Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 24,
2022
                                                            File No. 333-266397

       Dear Jonathan Kaufman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed October 24, 2022

       General

   1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
Revise to include a separate risk factor addressing the potential for rapid and substantial
price volatility and any known factors particular to your offering that may add to this risk
and discuss the risks to investors when investing in stock where the price is changing
rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to
your actual or expected operating performance and financial
                                                        condition or prospects,
making it difficult for prospective investors to assess the rapidly changing value of your
stock.
 Jonathan Kaufman
Lipella Pharmaceuticals Inc.
November 4, 2022
Page 2
2. We note your disclosure on page F-36 that you terminated certain partnering commitments that include a surviving success fee such that in the event of a successful transaction occurring prior to June 2023, you are obligated to make a payment equal to the greater of (a) five percent of the transaction value and (b) $500,000. Please discuss the material terms of the agreement, specifically the terms of the success fee and what transactions it potentially covers and file it as an exhibit to the registration statement.
      Alternatively, please tell us why you are not required to do so. Refer to
Item 601(b)(10) of
      Regulation S-K.
       You may contact Eric Atallah at 202-551-3663 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Anne Parker at 202-551-3611 with any other questions.



                                                            Sincerely,
FirstName LastNameJonathan Kaufman
                                                            Division of
Corporation Finance
Comapany NameLipella Pharmaceuticals Inc.
                                                            Office of Life
Sciences
November 4, 2022 Page 2
cc:       Michael DeDonato, Esq.
FirstName LastName